June 1, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin J. Kuhar
Mr. Gary Newberry
Mr. Martin James

Re:	Waters Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1 – 14010

Gentlemen:

Waters Corporation (“Waters” or the “Company”) respectfully submits this letter in response to the comments contained in your letter dated May 24, 2016 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”, or the “Staff”) for the fiscal year ended December 31, 2015.

We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Question:	We note your response to comment 5. Please revise future filings to provide footnote disclosure of the tax incentive contractual milestones similar to the last sentence of the first paragraph of your response. To the extent that the critical estimates and judgments made in concluding the milestones required for the tax holiday will be met and that reasonably possible changes in these assumptions could have a material effect on your financial statements, revise future Critical Accounting Policies and Estimates disclosure within Managements’ Discussion and Analysis to disclose the specific aspects that cause them to be particularly judgmental or subjective.

Securities and Exchange Commission

June 1, 2016

Response:	The Company acknowledges the Staff’s comment and will, in future Form 10-K filings, more fully describe the tax incentive contractual milestones in a footnote to its financial statements and will also, to the extent applicable, discuss the critical estimates and judgments made in concluding that the milestones are expected to be met and how reasonably possible changes in these assumptions could have a material effect on the financial statements of the Company and such conclusion in the Critical Accounting Policies and Estimates disclosure within Management’s Discussion and Analysis. Set forth below is an example of the type of disclosure that the Company intends to include in future filings in response to the comment:

Income Tax Footnote

The Company has a contractual tax rate in Singapore of 0% through March 2021, that is based on the achievement (and, in some cases, continued satisfaction) of certain operational and financial milestones. These milestones include the following types of objectives: reaching and maintaining annual revenue and business spending targets; meeting capital expenditures targets; attaining and sustaining employment targets; and establishing a local research and development and service center.

MD&A Critical Accounting Policies and Estimates

Income Taxes

The Company has a contractual tax rate in Singapore of 0% that is based on the achievement (and, in some cases, continued satisfaction) of certain operational and financial milestones that the Company expects to meet, to the extent not already achieved, by December 31, 2020 and maintain through at least March 31, 2021. The Company regularly assesses its progress against these operational and financial milestone targets to determine whether the milestones can be reasonably achieved. These assessments require significant judgments and estimates about the Company’s ability to meet the milestone targets for the following types of objectives: reaching and maintaining annual revenue and business spending targets; meeting capital expenditures targets; attaining and sustaining employment targets; and establishing a local research and development and service center which will be significantly influenced by the Company’s business plan, the business climate in Singapore and the Company’s overall financial performance. Currently, the Company has determined that it expects to achieve these milestone targets and, as a result, realize its contractual tax rate in Singapore of 0%.

Securities and Exchange Commission

June 1, 2016

In the event that the Company determines that the milestone targets are not expected to be met, the Company would no longer be able to record a tax benefit at a 0% contractual tax rate on income earned in Singapore from and after the April 1, 2016 start date of the contract period. At such time, the Company would record an income tax charge on the affected Singapore income earned back to April 1, 2016 at the Singapore statutory tax rate(s) (currently 17%), with a corresponding income tax liability recorded on the balance sheet.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me 508-482-2349.

Sincerely,

/s/ Eugene G. Cassis
Eugene G. Cassis
Senior Vice President and Chief Financial Officer